UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

CBD Energy Limited

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Suite 2-Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028

(Address of principal executive offices)

Gerard McGowan, Managing Director and Executive Chairman

Suite 2-Level 2, 53 Cross Street Double Bay, Sydney, NSW 2028

Phone: +61 (0)2 9363 9910, Fax: +61 (0)2 9363 9911

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act. Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of January 24, 2014, is 558,442,117

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☐  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amended Filing”) is being filed by CBD Energy Limited (the “Company” or “CBD”) to amend the registration statement on Form 20-F (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2014, to replace Item 19 in its entirety in the Original Filing and file the exhibits set forth in Item 19, as indicated therein. All other items remain unchanged from the Original Filing.

Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amended Filing and no disclosures have been updated to reflect events that occurred at a later date.

ITEM 19.            EXHIBITS

EXHIBIT NUMBER	Description of Exhibit
1.1	Constitution, as amended, dated December 20, 2000**
1.2	Certificate of Registration dated March 11, 2010**
2.1	Second Deed of Amendment and Restatement – Facility Agreement between Partners for Growth III LLC and CBD Energy Ltd dated as of February 13, 2013**
2.2	Business Finance Agreement between Westpac Banking Corporation and Eco-Kinetics Pty Ltd and dated as of November 1, 2011 & Westpac Guarantee Agreement (Queensland Grant)**
2.3	Form of Energy Bond Indenture of CBD Energy Limited dated as of July 2, 2013**
2.4	Loan Agreement with between Washington H. Soul Pattinson And Company Limited and CBD Energy Limited dated as of February 9, 2011**
2.5	Amendment to Loan Agreement with between Washington H. Soul Pattinson And Company Limited and CBD Energy Limited dated as of May 28, 2012**
2.6	Amendment and waiver relating to (i) Second Deed of Amendment and Restatement – Facility Agreement between Partners for Growth III LLC and CBD Energy Ltd., as amended and (ii) the Amended Loan Agreement between Washington H. Soul Pattinson and Company, Ltd and CBD Energy Limited**
4.1	Equity Contribution Agreement between Taralga Wind Farm Nominees (1-3) Pty Ltd. and Taralga Holding Nominees (1-2) Pty Ltd. and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. and Banco Santander, S.A. Hong Kong Branch and CBD Energy Limited dated as of October 5, 2012**
4.2	Securityholders Deed between Taralga Wind Farm Nominees (1-2) Pty Ltd. and Taralga Holding Nominees (1-2) Pty Ltd. and Taralga Wind Farm Pty Limited and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. and CBD Energy Limited dated as of October 5, 2012**
4.3	Share Sale Agreement between RES Southern Cross Pty Ltd. and Taralga Wind Farm Nominees No 1 Pty Ltd. as trustee of the Taralga Wind Farm Land Trust and Renewable Energy Systems Limited and CBD Energy Limited and Capital Riesgo Global S.C.R. de Regimen Simplificado S.A. dated as of October 5, 2012**
4.4	Share Sale Agreement between Kerama Energy Pty Ltd., CBD labs Pty Ltd. and CBD Energy Ltd. dated as of April 16, 2013**
4.5	Master Acquisition Agreement between Prime Renewables GMBH and Eco-Kinetics Netherlands Holding B.V. dated as of December 2012 **
4.6	Sub-license Agreement between Westinghouse Solar, Inc., Westinghouse Electric Corporation, Andalay Solar Inc. and CBD Energy Limited dated as of March 25, 2013**
4.7	Amendment to the Sub-license Agreement between Westinghouse Solar, Inc., Westinghouse Electric Corporation, Andalay Solar Inc. and CBD Energy Limited dated as of May 1, 2013**
4.8	Agreement and Plan of Merger between Westinghouse Solar, Inc., CBD Energy Limited and CBD-WS Merger Sub, Inc. dated as of May 7, 2012**
4.9	Amendment No. 1 to Waiver and Agreement between Alpha Capital Anstalt and CBD Energy Limited, CBD-WS Merger Sub, Inc. and Westinghouse Solar, Inc dated as of September 21, 2012**
4.10	Regional Queensland Investment Incentives Scheme Agreement between the State of Queensland and eco-Kinetics Pty Ltd. (Grantee) dated as of December 17, 2010**
4.11	Deed of Variation as of March 29, 2012 applicable to the Regional Queensland Investment Incentives Scheme Agreement between the State of Queensland, and eco-Kinetics Pty Ltd. (Grantee) dated as of December 17, 2010**
4.12	Binding Term Sheet between CBD Energy Limited and Environmental Engineering Group Pty Ltd. dated as of March 8, 2013**
4.13	Solar System Installation Agreement by and between Nautilus Solar Lindenwold BOE, LLC as System Owner, and CBD Energy Limited as Supplier dated as of July 6, 2012**
4.14	Share Sale Agreement relating to the disposal of Capacitor Technologies Pty Ltd by CBD Energy Limited, dated as at August 30, 2013**
4.15	Amending Deed – New Convertible Notes Issue Facility Agreement between Wind Farm Financing Pty Ltd and CBD Energy Ltd dated as of September 20, 2013**
4.16	Form of Energy Bond Indenture of CBD Energy Limited dated as of October 5, 2013**
4.17	License Agreement between Westinghouse Electric Corporation and CBD Energy Limited effective September 1, 2013**
4.18	Amendment No. 2 to Merger Agreement between CBD Energy Ltd, CBD-WS Merger Sub, Inc. and Westinghouse Solar, Inc. dated as of September 21, 2012**
8.1	List of Subsidiaries**
15.1	Prior Accountant's Concurrence Letter dated as of July 30, 2013**
15.2	Accountants Consent letter dated January 27, 2014* * Previously filed as an exhibit to the Original Filing. ** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Amendment No. 1 to Form 20-F) and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CBD ENERGY LIMITED

/s/ Gerard McGowan
By:	Gerard McGowan
Title:	Managing Director & Chairman

Date: January 30, 2014

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